Nano Dimension Ltd.

2 Ilan Ramon St.

Ness Ziona 7403635, Israel

October 21, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Nano Dimension Ltd. (CIK 0001643303)
Registration Statement No. 333-233905 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Nano Dimension Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on October 23, 2019 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

NANO DIMENSION LTD.

By:	/s/ Amit Dror
Amit Dror Chief Executive Officer